

March 23, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

> **Re: Medifirst Solutions, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed on March 15, 2012**
> **File No. 333-178825**

Dear Mr. Schoengood:

We have reviewed your responses to the comments in our letter dated January 25, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 2 and reissue. When the purchasers bought restrictive, illiquid shares for $0.08 a share, they agreed that they were worth eight cents a share with the restrictions of a non-public security. Now you are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Please also remove the disclosure you added that this is not a bona fide price.

2. We note your response to our prior comment 3 and reissue. Please revise throughout to clarify that Mr. Schoengood is the sole officer and director. We note references throughout your filing to your "officers" and "directors." As an example, we note your disclosure in the risk factor at the bottom of page 3, in the executive compensation section on page 19, and at the top of page 20.

3. In the next amendment please add a section to the prospectus setting forth the items you will include in any post-effective amendment for any acquisition. List the items required pursuant to General Instruction III to Form S-1. Confirm that you will file a post-effective amendment responsive to these changes prior to any use of the acquisition shelf and that you understand that such post-effective amendment must be declared effective before use.

Medifirst Solutions, Inc., page iii

4. We note your response to our prior comment 5 and reissue. We note that you continue to repeat the disclosure related to the information in the prospectus not being complete, such that it exists in both the paragraph immediately before this section and within the first paragraph of this section. Please revise to remove such repetition.

Prospectus Summary, page 1

5. We note your response to our prior comment 6. Given that your common stock was not publicly traded at December 31, 2011, please revise your disclosure to clarify that the aggregate market price of your comment stock is assumed based on a sales price of $0.08 per share and is not a historical aggregate market price as of a specific date.

Our Financial Situation, page 1

6. We note your response to our prior comment 8 and reissue. Please revise to include in the summary section your revenues, assets and net income (loss) as of the most recent audited period and interim stub. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. For example, it appears from your disclosure on page 3 that you need to raise at least an additional $25,000 within six months to avoid suspending or ceasing implementation of your business plan.

7. Since your stock is not traded, we do not understand the last sentence of this section which makes reference to the market price. Please revise, remove, or advise.

Our Offering, page 1

8. We note the statement that you will not receive "any proceeds" from any possible acquisitions. Please revise, if true, to say that you would not receive cash proceeds but would receive the assets or businesses acquired in the transaction.

Risk Factors, page 3

9. We note your response to our prior comment 10 and reissue in part. Please add a risk factor that discusses the risk that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

10. Please add a risk factor referencing the recent mishaps of people using smokeless cigarettes and the consequent risk that the bad publicity will dramatically slow the growth of that market.

We will rely on others for production of our products, page 4

11. Please revise the heading to clarify that you have no agreement with the manufacturer and, if true, that it may sell identical or virtually identical products to your competitors.

There are risks associated with the use of social media to obtain medical information, page 4

12. We note your response to our prior comment 12. Please expand your risk factor to discuss the potential risks that exist if your advice that social media participants consult their healthcare professional is not followed and whether you have liability insurance that attempts to mitigate such risks.

Selling Shareholders, page 7

13. We note your response to our prior comment 22 and reissue. While it appears that you have added the number (6) following Mr. Schoengood's name in the table on page 9, you have not included the related footnote (6) below the table. Please revise to indicate that Mr. Schoengood is a statutory underwriter, not a "deemed" underwriter.

Convenience Stores, pages 14

14. We note your response to our prior comment 26 and reissue. Please revise to clarify whether or not 7-Eleven carries your Miracle-cig electronic cigarettes. If not, please remove your reference to 7-Eleven.

Medical Directory, page 15

15. Please reconcile your disclosure here that you will charge doctors a monthly fee of $49 for a basic listing with your disclosure on page 18 that doctors and medical professionals can list their businesses for free.

Florida Health Community Advertising Agency, page 15

16. We note your response to our prior comment 31. Please expand your disclosure to clarify, if true, that you do not have any written agreements with the freelance writers and independent contractors you intend to utilize.

The Market, page 16

17. Please add disclosure, if true, that successful physicians may get new clients through word of mouth referrals and from free publicity such as "Best Doctors" listing in regional magazines. Physicians who need to pay for advertising may not be the best in the community.

Management's Discussion and Analysis or Plan of Operation, page 17

18. Please remove your statement on page 18 that FHC advertising agency division is a profit generator since there appears to be no reasonable basis for it presented in the filing.

Recent Sales of Unregistered Securities, page II-2

19. Please revise this list to disclose the facts relied upon that you believe make each purchase is a valid 4(2) sale. We note that a number of the transactions appear so close together in time that it appears there might be integration issues. We may have further comment upon your response.

Signatures, page II-5

20. We note your response to our prior comment 45. While you now provide the signature required for the principle accounting officer, please revise your signature section to also have your principle financial officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.